September 18, 2014

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Graham Corporation

Form 10-K for the fiscal year ended March 31, 2014

Filed June 4, 2014

File No.: 001-08462

Dear Mr. Cascio:

Below please find Graham Corporation’s (the “Company’s”) responses to the comments provided by the Staff of the Securities and Exchange Commission in its letter dated September 5, 2014, relating to the above-captioned Annual Report on Form 10-K (the “2014 10-K”).

The captions and numbered paragraphs set forth below correspond to the captions and numbered paragraphs contained in the Staff’s September 5, 2014 letter. For your convenience, we have also included in this response letter, in italicized text, the full text of the comments contained in the Staff’s September 5, 2014 letter.

Staff Comments and Responses of the Company

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Fiscal 2014 compared with Fiscal 2013, page 24

1.	We reference the discussion of the fluctuation in sales recorded for fiscal 2014 as compared to fiscal 2013. While we see that you describe the composition of sales between domestic and international and by market, we do not see where you have provided a discussion of the reasons for the variances each period or how the described fluctuations impacted revenues recorded for the period. In future filings please include enhanced disclosure to provide investors with an understanding of any known trends or uncertainties that have had or that you expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, as required by Item 303(A)(3) of Regulation S-K.

Graham Corporation, 20 Florence Avenue, Batavia, New York 14020

Phone: 585-343-2216 Fax: 585-343-1177 Web site: www.graham-mfg.com

Securities and Exchange Commission

September 18, 2014

Response:

The Company confirms that its future filings will include enhanced disclosure intended to provide investors with a more comprehensive understanding of any known trends or uncertainties that have or that the Company expects will have a material favorable or unfavorable impact on its net sales, revenues or income from continuing operations, as required by Item 303(A)(3) of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Fiscal 2014 compared with Fiscal 2013

2.	As a related matter, we note the discussion on page 28 about certain projects that you expect to have a significant impact on your revenues and earnings. Please tell us how you have considered whether to provide more specific detail about the status, impact on your financial statements and expected timing of the completion of material projects. In that regard, please tell us your consideration of providing additional disclosure that discusses the underlying progress on the major projects during the reporting periods as well as their actual impact on your financial statements with great specificity.

Response:

The Company discusses its analysis of its backlog and projection in the “Strategy and Outlook” section on page 28 of its 2014 10-K. Such disclosure provides that “[t]he continued conversion to revenue of the U.S. Navy CVN-79 project and two large domestic nuclear power generation projects is expected to contribute to sales in fiscal 2015. Any unexpected delay in any of these projects could adversely impact our fiscal 2015 revenue and earnings.”

The specific projects discussed on page 28 of the 2014 10-K have a longer conversion cycle from order to shipment than the Company’s typical conversion cycle and the magnitude of such projects is larger than the Company’s typical projects. Therefore, the Company provided the above-described disclosure in the 2014 10-K with respect to such projects, while being mindful not to disclose confidential competitive or customer information. The Company will, as necessary, include additional disclosure in its Form 10-Q filings for the remainder of the fiscal year ending March 31, 2015 (“fiscal 2015”), as well as in its fiscal 2015 Form 10-K filing, if the Company experiences a material deviation from its expected conversion to revenue or if there is an unexpected delay or an acceleration in these projects.

Securities and Exchange Commission

September 18, 2014

Consolidated Financial Statements

Note 14. Segment Information, page 63

3.	We reference the statement on page 63 that your operating segments meet the requirement for aggregation. Please identify your operating segments and provide us with your analysis of the criteria presented in FASB ASC 280-10-50-11. In addition, please clarify the nature of the revenues presented within the line item “all other” in the table on page 63.

Response:

The Company has three operating segments which are reviewed by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker. The three operating segments consist of the following:

1.	Graham Corporation (“Graham”), located in Batavia, New York;

2.	Energy Steel & Supply Co. (“Energy Steel”), located in Lapeer, Michigan; and

3.	Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd. (“GVHTT”), located in Suzhou, China.

Securities and Exchange Commission

September 18, 2014

Graham and Energy Steel Analysis. ASC 280-10-50-11 states that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of ASC 280-10-50-11, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

1.	The nature of the products and services;

2.	The nature of the production processes;

3.	The type or class of customer for their products and services; and

4.	The methods used to distribute their products or provide their services.

Graham and Energy Steel both manufacture industrial equipment used in the energy market, including petroleum refineries and power generation facilities, such as fossil fuel, nuclear, cogeneration and geothermal power plants. The products that Graham and Energy Steel manufacture are engineered to order, require similar levels or degrees of labor and material, and are subject to strict quality control standards. In addition, both operating segments are job order cost fabrication facilities which distribute products through a combination of directly employed sales engineers and independent sales representatives paid on a commission basis. Therefore, the operating segments are similar in the nature of products and services, production processes, type of customer, and method of distributing products, as required for aggregation. In assessing whether the operating segments have similar economic characteristics, the Company believes that gross margin is the critical measurement for its analysis. The Company’s business is managed on contract profitability. Management utilizes gross margin when making key decisions and preparing financial analyses related to contract pricing, contract acceptance, and contract profitability. The Company has reviewed the actual gross margins for each of Graham and Energy Steel for the fiscal years ended March 31, 2012, 2013 and 2014, as set forth below:

Securities and Exchange Commission

September 18, 2014

	Fiscal Year 2012	Fiscal Year 2013	Fiscal Year 2014
Graham Corporation Gross Margin	32.2%	30.7%	31.2%
Energy Steel Gross Margin	29.9%	28.2%	30.9%

The Company also reviewed the projected gross margin for each of Graham and Energy Steel for the fiscal years ending March 31, 2015, 2016, 2017 and 2018. The Company’s review and analyses have indicated that the operating segments exhibit similar economic characteristics. No significant changes to the business operations of either operating segment are expected; therefore, it is anticipated that they will continue to exhibit similar economic characteristics. Based upon the similarities noted above, the Company has determined that the operating segments may be aggregated into one reporting segment in accordance with ASC 280-10-50-11.

GVHTT analysis. Accounting Standards Codification (“ASC”) 280-10-50-10 and 280-10-50-12 state that a public entity shall report separately information about each operating segment that meets both of the following criteria:

1.	Has been identified in accordance with paragraphs 280-10-50-1 and 280-10-50-3 through 50-9 or results from aggregating two or more of those segments in accordance with the paragraph 280-10-50-11

2.	Exceeds the quantitative thresholds in paragraph 280-10-50-12:

a.	Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

b.	The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either:

(i).	The combined reported profit of all operating segments that did not report a loss.

(ii).	The combined reported loss of all operating segments that did report a loss.

c.	Its assets are 10 percent or more of the combined assets of all operating segments.

At March 31, 2014 GVHTT’s revenue, net income and assets represented less than 10% of each of the Company’s total combined revenue, consolidated net income of all operating segments, and consolidated total assets. Therefore, GVHTT did not meet the quantitative thresholds noted above, such information was not required to be separately reported in the Company’s financial statements, and management does not believe that reporting separately on GVHTT’s financial information would be useful to readers of the financial statements.

“All Other” Revenue. The revenue presented within the line item “All other” in the table on page 63 includes two categories of revenue. These two categories consist of (1) revenue from the sale of spare parts and (2) all revenues from the Company’s subsidiary Energy Steel.

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 18, 2014

Please contact the undersigned should you have any questions regarding this letter or its contents.

Respectively submitted,

Graham Corporation

/s/ Jeffrey F. Glajch

Jeffrey F. Glajch
Vice President, Finance & Administration and
Chief Financial Officer

JFG/dma

cc:	Kristin Lochhead, Senior Accountant, Securities and Exchange Commission

Martin James, Senior Assistant Chief, Securities and Exchange Commission

James R. Lines, President and Chief Executive Officer, Graham Corporation

Gerard T. Mazurkiewicz, Audit Committee Chairman, Graham Corporation

Timothy Culhane, Deloitte & Touche LLP

Marc Dickinson, Deloitte & Touche LLP

Daniel R. Kinel, Esq., Harter Secrest & Emery LLP